KW 3/12/14

[redacted]

14046854

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2014
Washington, DC
124

SEC FILE NUMBER
8-68275

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Regulus Advisors, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2687 44th Street, S.E.
(No. and Street)

Kentwood,	MI	49512
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Yarch (616) 224-2204
Member (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kiekover, Scholma & Shumaker, PC.
(Name – *if individual, state last, first, middle name*)

205 East Main Street	Zeeland	MI	49464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/20/14

OATH OR AFFIRMATION

I, Brian Yarch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Regulus Advisors, LLC., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

Notary Public

HEATHER R CHRISTMANN
Notary Public, State of Michigan
County of Kent
My Commission Expires 10-06-2017
Acting in the County of Kent

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REGULUS ADVISORS, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2013

Kiekover, Scholma & Shumaker, PC

Certified Public Accountants and Consultants

REGULUS ADVISORS, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

YEAR ENDED DECEMBER 31, 2013

KIEKOVER, SCHOLMA & SHUMAKER, PC
Certified Public Accountants
Zeeland, Michigan

REGULUS ADVISORS, LLC
(A Development Stage Company)
TABLE OF CONTENTS

Kiekover Scholma & Shumaker PC
Certified Public Accountants

Daniel Buist
Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma

INDEPENDENT AUDITOR'S REPORT

January 21, 2014

Limited Liability Company Member
Regulus Advisors, LLC
Grand Rapids, Michigan

Report on the Financial Statements
We have audited the accompanying financial statements of Regulus Advisors, LLC (a development stage company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of income, changes in members' equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility for the Financial Statements
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting principles used and the reasonableness of significant estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Regulus Advisors, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedule I has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements taken as a whole.

Because we were not engaged to audit the statements of income, changes in members' equity, and cash flows for the period from January 1, 2009 (inception) to December 31, 2013, we did not extend our auditing procedures to enable us to express an opinion on these statements for the period from January 1, 2009 (inception) to December 31, 2013. Accordingly we express no opinion on these statements.

Kiekover, Scholma & Shumaker, PC
Certified Public Accountants

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

REGULUS ADVISORS, LLC
(A Development Stage Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash and cash equivalents	$ 115,762
LIABILITIES AND MEMBER'S EQUITY	
Member's Equity (including deficit accumulated during the development stage of $188,771)	$ 115,762

See notes to financial statements

REGULUS ADVISORS, LLC
(A Development Stage Company)
STATEMENTS OF INCOME
YEAR ENDED DECEMBER 31, 2013 (AUDITED), AND
THE PERIOD FROM JANUARY 1, 2009 (INCEPTION),
TO DECEMBER 31, 2013 (UNAUDITED)

	Year Ended December 31, 2013 (Audited)	January 1, 2009 (Inception) to December 31, 2013 (Unaudited)
EXPENSES		
Advertising	$ -	$ 5,851
Bank charges	42	2,480
Consulting	10,000	66,170
Computer and internet	-	36,534
Dues and subscriptions	-	2,997
Legal and professional	4,500	37,624
Office supplies	-	215
Printing and reproduction	-	5,774
Rent	2,400	8,400
Taxes and licenses	13,120	21,630
Travel	-	1,096
NET INCOME (LOSS)	$ (30,062)	$ (188,771)

See notes to financial statements

REGULUS ADVISORS, LLC
(A Development Stage Company)
STATEMENTS OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2013 (AUDITED), AND
THE PERIOD FROM JANUARY 1, 2009 (INCEPTION),
TO DECEMBER 31, 2013 (UNAUDITED)

	Year Ended December 31, 2013 (Audited)	January 1, 2009 (Inception) to December 31, 2013 (Unaudited)
Members' Equity, Beginning of Period	$ 8,224	$ -
Net income (loss)	(30,062)	(188,771)
Contributions from members	137,600	304,533
Member's Equity, End of Period	$ 115,762	$ 115,762

See notes to financial statements

REGULUS ADVISORS, LLC
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013 (AUDITED), AND THE PERIOD FROM JANUARY 1, 2009 (INCEPTION), TO DECEMBER 31, 2013 (UNAUDITED)

	Year Ended December 31, 2013 (Audited)	January 1, 2009 (Inception) to December 31, 2013 (Unaudited)
OPERATING ACTIVITIES		
Net income (loss)	$ (30,062)	$ (188,771)
FINANCING ACTIVITIES		
Contributions from members	137,600	304,533
Net Increase (Decrease) in Cash and Cash Equivalents	107,538	115,762
Cash and Cash Equivalents, Beginning of Period	8,224	-
CASH AND CASH EQUIVALENTS, End of Period	$ 115,762	$ 115,762

See notes to financial statements

REGULUS ADVISORS, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE A: **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Business Activity – Regulus Advisors, LLC (the "Company"), is a securities broker/dealer that introduces transactions and accounts on a fully disclosed basis. Because the company does not carry customer accounts it operates under certain exemptive regulatory provisions. The Company is registered with the Securities and Exchange Commission and the State of Michigan. It is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation. Its customers are investors located in the United States of America. The Company is a development stage company as of December 31, 2013.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits in banks.

Security Transactions - The Company had not had any security transactions through December 31, 2013.

Income Taxes - The Company is a limited liability company. In lieu of federal corporate income taxes, the members are taxed on their share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability if the Company has taken an uncertain position that more likely than not would not be sustained upon examination by the applicable taxing authority. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the prior three years remain subject to income tax examinations by the applicable taxing authorities.

No interest or penalties were recognized for the year ended December 31, 2013.

Advertising Costs – The Company incurred and expensed advertising costs of $0 for the year ended December 31, 2013, and $5,851 for the period from January 1, 2009 (inception) to December 31, 2013.

Subsequent Events – In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through January 21, 2014, the date the financial statements were available to be issued.

NOTE B: **DEVELOPMENT STAGE OPERATIONS**

The Company was formed January 1, 2009. Initial capital investments by the two members were made in the amount of $5,100 and $4,900 for purchase of 5,100 and 4,900 units, respectively. Operations through December 31, 2013 were devoted to organization and registration as a securities broker/dealer, advertising, and administrative functions. The Company had two members prior to March 12, 2012, Regal Holdings of North America, LLC (51% member) and The Venant Group, LLC (49% member). On March 12, 2012, The Venant Group, LLC withdrew from the partnership, and Regal Holdings of North America, LLC became the sole member.

Member contributions from the date of inception (January 1, 2009) are as follows: Regal Holdings of North America, LLC - $228,503, The Venant Group, LLC - $76,030.

NOTE C: **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 at December 31, 2013, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2013 the Company had net capital of $115,762, which was $110,762 in excess of the required amount of net capital. The Company's net capital ratio was 0 to 1.

NOTE D: **LEASES**

The Company rented office space from a related party limited liability company under an operating lease agreement that expired December 31, 2013. Monthly rental rates were $200. Rent payments under this operating lease totaled $2,400 for the year ended December 31, 2013.

The Company signed a two year lease agreement for office space from a related party commencing on January 1, 2014. This lease agreement expires December 31, 2015, and renews automatically unless cancelled in writing, at a current monthly rent of $2,500. Rent payments under this operating lease totaled $0 for the year ended December 31, 2013.

At December 31, 2013, future minimum lease payments required under noncancelable leases are as follows:

Year ended December 31,	Amount
2014	$ 30,000
2015	30,000
Total	$ 60,000

NOTE E: **RELATED PARTY TRANSACTIONS**

The Company rents an office from a related party limited liability company under an operating lease agreement, as disclosed in Note D.

NOTE F: **CONCENTRATION OF CREDIT RISK**

The Company maintains cash balances at a financial institution located in West Michigan. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. At December 31, 2013, the Company's uninsured bank balances totaled $0.

SUPPLEMENTARY INFORMATION

REGULUS ADVISORS, LLC
(A Development Stage Company)
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2013

Total Members' Equity (Net Capital)	$ 115,762
Adjustments to net capital	-
NET CAPITAL	$ 115,762

REGULUS ADVISORS, LLC
(A Development Stage Company)
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)
DECEMBER 31, 2013

Aggregate indebtedness	
None	$ -
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital	$ 110,762
Excess net capital at 1500%	$ 115,762
Excess net capital at 1000%	$ 115,762
Ratio: Aggregate indebtedness to net capital	0 to 1

Reconciliation with company's computation (included in Part II of Form X-17A-5 as of December 31, 2013).

Net capital as reported in company's Part II (unaudited) FOCUS report	$ 115,762

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Kiekover Scholma & Shumaker PC
Certified Public Accountants

Daniel Buist
Joseph Kuiper
David Nienhuis
Emil Sabolish, Jr.
Kenneth Scholma

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

January 21, 2014

Limited Liability Company Member
Regulus Advisors, LLC
Grand Rapids, Michigan

In planning and performing our audit of the financial statements of Regulus Advisors, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness on the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

205 East Main Street • Zeeland, Michigan 49464-0280 • Phone: 616-772-4615 • Fax: 616-772-9288 • www.ksscpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit the attention of those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's member, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kiefhaber, Scholma & Shumaker, PC
Certified Public Accountants